Mail Stop 6010

December 7, 2006

Richard J. Harris
Chief Financial Officer
Castlewood Holdings Limited
P.O. Box HM 2267
Windsor Place, 3rd Floor
18 Queen Street
Hamilton HM JX
Bermuda

Re: **Castlewood Holdings Limited**
Amendment No. 3 to Form S-4 Registration Statement
File No. 333-135699

Dear Mr. Harris:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary – page 1

Effects of the Merger on the Rights of Enstar Shareholders – page 8

1.   Please indicate whether any of your current shareholders will be affected by the requirement that U.S. persons and certain foreign shareholders or groups of foreign

shareholders may not hold the power to vote more than 9.5% of New Enstar's ordinary shares. If so, identify them.

Material U.S. Federal Income Tax Consequences of the Merger – page 55

2.   Please refer to comment 38 in our October 20, 2006 letter on amendment no. 1 to this registration statement. In that comment we noted that the form of opinion then contained in Exhibit 8.2 stated that "the Merger should qualify as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended." We noted that the use of the word "should" suggested that the opinion was subject to a degree of uncertainty. We asked you to explain why counsel could not give a "will" opinion, asked you to describe the degree of uncertainty in the opinion and to provide risk factor and/or other appropriate disclosure setting forth the risks to investors. We note that the signed opinion now included in this exhibit continues to include a "should" opinion, rather than a "will" opinion, and still does not describe the degree of uncertainty. We also note that there is no risk factor disclosure regarding this uncertainty, and the disclosure in the registration statement does not explain what the uncertainty is. Please revise the opinion and the disclosure in the registration statement as we previously requested.

3.   Please revise the disclosure under "Tax Opinions" on page 55 to specifically state what counsels opinion is. The current disclosure simply indicates that it is a condition to the closing of the merger that counsel gives an opinion that the "merger should be treated for U.S. federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code.

4.   Please revise Exhibit 8.1 to clearly state, if true, that the disclosure found on pages 55-57 is counsel's opinion. Currently, the exhibit states, instead, that "the statements … are accurate in all material respects."

5.   The first sentence of the disclosure under "Material U.S. Federal Income Tax Consequences of the Merger" states that it is a "summary of the material U.S. federal income tax consequences to holders of Enstar common stock who exchange such stock for New Enstar ordinary shares in the merger and who hold Enstar common stock and will hold New Enstar ordinary shares as capital assets." However, the opinion filed as Exhibit 8.1 does not contain this information, so it is unclear what is being summarized. As we indicated previously, if Exhibit 8.1 is a short-form opinion, then the disclosure in the document is the opinion, rather than a summary. Please revise either the exhibit, or the disclosure in the document, to correctly identify the approach you are taking.

Information about Castlewood - page 81

Business - page 81

Reserves for Unpaid Losses and Loss Adjustment Expense - page 87

6.   We note your response to comment five and your revised disclosures. It still appears
        unclear related to the specific information, such as which benchmarks resulted in the
        favorable loss development. Please revise your disclosure to discuss the specific
        information that was obtained in the current period that resulted in differing trends from
        the industry trends that were used to establish the original reserves.

Unaudited Pro Forma Condensed Combined Financial Information - page 166

1. Adjustments to the Pro Forma Condensed Combined Balance Sheet - page 170

Note m - page 172

7.   We note your response to comment eight and your revised disclosures. It appears that
        you are using a residual value technique to arrive at the value to assign to these assets.
        Please explain to us how this valuation methodology is appropriate given that the use of
        this technique is typically reserved for goodwill. Further tell us how you considered
        paragraph 19(n) of APB 18 in your decision not to allocate any of the value associated
        with the Castlewood investment to goodwill given that it does not appear that you
        specifically valued any of the underlying assets of that investment.

Material Tax Considerations of Holding and Disposing of New Enstar Ordinary Shares – page
218

8.   The first sentence of the disclosure under this heading indicates that it is a "summary," as
        does the first sentence under "United States Taxation" on page 222, but it is unclear what
        is being summarized in either case. Exhibit 8.2, referenced in the second paragraph of
        page 218, does not contain any of the information contained in this section of the
        prospectus. It appears that Exhibit 8.2 is a short-form tax opinion, in which case, the
        disclosure beginning on page 218 is the opinion, rather than a summary. Please revise
        both the exhibit and the prospectus as appropriate. If Exhibit 8.2 is a short-form opinion,
        you should revise it to state specifically that the disclosure in the prospectus is counsel's
        opinion. You should also revise the Exhibit to eliminate the statement that the disclosure
        in the prospectus is "accurate in all material respects."

9.   Neither Exhibit 8.2, nor the disclosure beginning on page 218, identify what counsel's opinion actually is. Please revise them accordingly.

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        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please

        Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Vanessa Robertson at 202-551-3649 or James Atkinson at 202-551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

                                Regards,

                                Jeffrey P. Riedler
                                Assistant Director

Cc: Robert C. Juelke, Esq.
        Drinker Biddle & Reath LLP
        One Logan Square
        18th & Cherry Street
        Philadelphia, Pennsylvania 19103